UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Eagle Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

269796108
(CUSIP Number)

John F. Brown
Hudson Executive Capital LP
1185 Avenue of the Americas, 32nd Floor
New York, NY 10036

with a copy to:
David A. Vaughan
Dechert LLP
1095 Avenue of the Americas
New York, NY  10036
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 5, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269796108	SCHEDULE 13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSON Hudson Executive Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 950,600
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 950,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,600
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
6.1%(1)
14	TYPE OF REPORTING PERSON
PN, IA

_______________________________
(1) Calculated based on 15,636,387 shares of common stock, par value $0.001 per share, of Eagle Pharmaceuticals, Inc., outstanding as of May 3, 2016, as reported in Eagle Pharmaceuticals, Inc.'s quarterly report on Form 10-Q for the quarter ended March 31, 2016.

CUSIP No. 269796108	SCHEDULE 13D	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSON Douglas L. Braunstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 950,600
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 950,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,600
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
6.1%(2)
14	TYPE OF REPORTING PERSON
IN

_______________________________
(2) Calculated based on 15,636,387 shares of common stock, par value $0.001 per share, of Eagle Pharmaceuticals, Inc., outstanding as of May 3, 2016, as reported in Eagle Pharmaceuticals, Inc.'s quarterly report on Form 10-Q for the quarter ended March 31, 2016.

CUSIP No. 269796108	SCHEDULE 13D	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSON James C. Woolery
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 950,600
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 950,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,600
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
6.1%(3)
14	TYPE OF REPORTING PERSON
IN

_______________________________
(3) Calculated based on 15,636,387 shares of common stock, par value $0.001 per share, of Eagle Pharmaceuticals, Inc., outstanding as of May 3, 2016, as reported in Eagle Pharmaceuticals, Inc.'s quarterly report on Form 10-Q for the quarter ended March 31, 2016.

CUSIP No. 269796108	SCHEDULE 13D	Page 5 of 6 Pages

ITEM 1. SECURITY AND ISSUER

This first amendment to Schedule 13D ("Amendment No. 1") relates to the Common Stock, par value $0.001 per share (the “Shares”), of Eagle Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and supplements the information set forth in Schedule 13D filed on June 27, 2016 (the "Original Schedule 13D" and together with this Amendment No. 1, the "Schedule 13D"). This Amendment No. 1 is being filed to report, among other things, that pursuant to an agreement with the Company described herein, Mr. Braunstein has joined the Board of the Company.  Item 4, Item 6 and Item 7 of Schedule 13D have been amended as follows:

ITEM 4. PURPOSE OF TRANSACTION

On July 5, 2016, Mr. Braunstein became a director of the Company.

The Reporting Persons intend to review their respective investment in the Company on a continuing basis.  Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Company's financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may from time to time and at any time in the future take such actions with respect to the investment in the Company as they deem appropriate, including: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares or the Company (collectively, "Securities") of the Company in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.  In connection with his position as a director of the Company, Mr. Braunstein may evaluate or consider matters set forth in subsections (a) through (j) of Item 4 of Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On July 5, 2016, Mr. Braunstein accepted an invitation from the Company to become a director of the Board.  In addition, Mr. Braunstein will serve as a member of the compensation committee of the Board.

CUSIP No. 269796108	SCHEDULE 13D	Page 6 of 6 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Company Press Release Announcing the Appointment of Directors (incorporated by reference to Item 5.02 to the Current Report on Form 8-K of Eagle Pharmaceuticals, Inc., filed July 5, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 5, 2016

HUDSON EXECUTIVE CAPITAL LP
By: HEC Management GP, LLC, its general partner

By:	/s/ Douglas L. Braunstein*
Name: Douglas L. Braunstein
Title: Managing Member

DOUGLAS L. BRAUNSTEIN

By:	/s/ Douglas L. Braunstein*
Douglas L. Braunstein

JAMES C. WOOLERY

By:	/s/ James C. Woolery*
James C. Woolery

* by John F. Brown, attorney-in-fact